CUSIP No. 291005 10 6	Schedule 13D	Page 1 of 11 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

(Amendment No. 12)

EMERITUS CORPORATION

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

291005 10 6

(CUSIP Number)

Daniel R. Baty Emeritus Corporation 3131 Elliott Avenue, Suite 500 Seattle, Washington 98121 (206) 289-2909	with a copy to:	Andrew Bor Perkins Coie LLP 1201 Third Avenue, 40th Floor Seattle, Washington 98101 (206) 359-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 291005 10 6	Schedule 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Daniel R. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,715,419 (1)
	8	SHARED VOTING POWER 2,951,920 (2)
	9	SOLE DISPOSITIVE POWER 2,715,419 (1)
	10	SHARED DISPOSITIVE POWER 2,951,920 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,667,339 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 2,365,419 shares of Common Stock and options exercisable within 60 days for the purchase of 350,000 shares of Common Stock held directly.

(2)	Includes 2,951,920 shares of Common Stock held by B.F., Limited Partnership (“B.F.”). Columbia-Pacific Group, Inc. (“CPG”) is the general partner of B.F. CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty. Daniel R. Baty is also a limited partner of B.F. Daniel R. Baty disclaims beneficial ownership of the shares held by B.F. except to the extent of his pecuniary interest therein.

(3)	The percentage is based on 47,349,694 shares of Common Stock outstanding as of March 18, 2013.

CUSIP No. 291005 10 6	Schedule 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Stanley L. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,400 (1)
	8	SHARED VOTING POWER 2,951,920 (2)
	9	SOLE DISPOSITIVE POWER 117,400 (1)
	10	SHARED DISPOSITIVE POWER 2,951,920 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,069,320 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 109,900 shares of Common Stock and options exercisable within 60 days for the purchase of 7,500 shares of Common Stock held directly.

(2)	Includes 2,951,920 shares of Common Stock held by B.F., Limited Partnership (“B.F.”). Columbia-Pacific Group, Inc. (“CPG”) is the general partner of B.F. CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty. Stanley L. Baty is also a limited partner of B.F. The foregoing share amounts include 33,209 shares attributable to a trust for the benefit of Brandon D. Baty’s children, of which Stanley L. Baty serves as sole trustee, and 69,072 shares attributable to trusts for the benefit of Stanley L. Baty’s children, of which Brandon D. Baty serves as sole trustee, in each case as a result of such trust’s ownership of limited partnership interests in B.F. Stanley L. Baty disclaims beneficial ownership of the shares held by B.F. except to the extent of his pecuniary interest therein.

(3)	The percentage is based on 47,349,694 shares of Common Stock outstanding as of March 18, 2013.

CUSIP No. 291005 10 6	Schedule 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Brandon D. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,000
	8	SHARED VOTING POWER 2,951,920 (1)
	9	SOLE DISPOSITIVE POWER 110,000
	10	SHARED DISPOSITIVE POWER 2,951,920 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,061,920 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 2,951,920 shares of Common Stock held by B.F., Limited Partnership (“B.F.”). Columbia-Pacific Group, Inc. (“CPG”) is the general partner of B.F. CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty. Brandon D. Baty is also a limited partner of B.F. The foregoing share amounts include 33,209 shares attributable to a trust for the benefit of Brandon D. Baty’s children, of which Stanley L. Baty serves as sole trustee, and 69,072 shares attributable to trusts for the benefit of Stanley L. Baty’s children, of which Brandon D. Baty serves as sole trustee, in each case as a result of such trust’s ownership of limited partnership interests in B.F. Brandon D. Baty disclaims beneficial ownership of the shares held by B.F. except to the extent of his pecuniary interest therein.

(2)	Includes 110,000 shares of Common Stock held directly.

(3)	The percentage is based on 47,349,694 shares of Common Stock outstanding as of March 18, 2013.

CUSIP No. 291005 10 6	Schedule 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON B.F., Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,951,920 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,951,920 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,951,920 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)	B.F., Limited Partnership (“BF”) is a Washington limited partnership of which Columbia-Pacific Group, Inc. (“CPG”) is the general partner. CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty. Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are also each limited partners of B.F. B.F. directly owns 2,951,920 shares of Common Stock.

(2)	The percentage is based on 47,349,694 shares of Common Stock outstanding as of March 18, 2013.

CUSIP No. 291005 10 6	Schedule 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Columbia-Pacific Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,951,920 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,951,920 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,951,920 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Columbia-Pacific Group, Inc., a Washington corporation (“CPG”), is the general partner of B.F., Limited Partnership, a Washington limited partnership (“B.F.”). CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty. Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are also each limited partners of B.F. B.F. directly owns 2,951,920 shares of Common Stock.

(2)	The percentage is based on 47,349,694 shares of Common Stock outstanding as of March 18, 2013.

CUSIP No. 291005 10 6	Schedule 13D	Page 7 of 11 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, $.0001 par value per share (the “Common Stock”) of Emeritus Corporation (the “Company”) owned by the entities and individuals as set forth under Item 5.

The principal executive offices of the Company are located at 3131 Elliott Avenue, Suite 500, Seattle, WA 98121.

Item 2.	Identity and Background.

This Schedule 13D relates to (i) Daniel R. Baty, (ii) Stanley L. Baty, (iii) Brandon D. Baty, (iv) B.F., Limited Partnership (“B.F.”) and (v) Columbia-Pacific Group, Inc. (“CPG”).

Daniel R. Baty is the sole director and shareholder of CPG, a Washington corporation, which is the general partner of B.F., a Washington limited partnership. Stanley L. Baty and Brandon D. Baty are officers of CPG. Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are each also limited partners of B.F.

Daniel R. Baty is Chairman of the Board of the Company. His principal business address is 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121. Mr. Baty is a citizen of the United States of America and has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Stanley L. Baty is a director of the Company and a Vice President of CPG. His principal business address is 1910 Fairview Avenue East, Suite 500, Seattle, WA 98102. Mr. Baty is a citizen of the United States of America and has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Brandon D. Baty is President and Treasurer of CPG. His principal business address is 1910 Fairview Avenue East, Suite 500, Seattle, WA 98102. Mr. Baty is a citizen of the United States of America and has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CPG is a holding company that invests primarily in the senior living industry. B.F. is also a holding entity with various venture capital investments. The principal business address for both is 1910 Fairview Avenue East, Suite 500, Seattle, WA 98102.

CUSIP No. 291005 10 6	Schedule 13D	Page 8 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 11 to this Schedule 13D, the reporting persons made the following purchases and sales of Common Stock:

(a) From August 17, 2011 through August 19, 2011, Daniel R. Baty acquired 37,500 shares of Common Stock in open market transactions for an aggregate price of $578,114. The price was paid from Daniel R. Baty’s personal funds. On September 12, 2011, Daniel R. Baty acquired 20,000 shares of Common Stock through the exercise of stock options at a price of $8.03 per share for an aggregate exercise price of $160,600. The price was paid from Daniel R. Baty’s personal funds. On November 17, 2011, Daniel R. Baty acquired 20,000 shares of Common Stock through the exercise of stock options at a price of $8.03 per share for an aggregate exercise price of $160,600. The price was paid from Daniel R. Baty’s personal funds.

(b) On December 12, 2012, Stanley L. Baty acquired 47,500 shares of Common Stock through the exercise of stock options for an aggregate exercise price of $824,100, consisting of 2,500 options exercised at a price of $7.95 per share, 7,500 options exercised at a price of $13.00 per share, 7,500 options exercised at a price of $13.15 per share, 7,500 options exercised at a price of $18.55 per share, 7,500 options exercised at a price of $19.78 per share, 7,500 options exercised at a price of $21.00 per share and 7,500 options exercised at a price of $21.75 per share. The price was paid from Stanley L. Baty’s personal funds.

(c) From August 18, 2011 through August 19, 2011, Brandon D. Baty acquired 25,000 shares of Common Stock in open market transactions for an aggregate price of $369,750. The price was paid from Brandon D. Baty’s personal funds.

(d) On March 18, 2013, B.F. sold 700,000 shares of Common Stock (the “B.F. Stock”), pursuant to an underwriting agreement dated March 12, 2013 (the “Underwriting Agreement”) by and among the Company, Goldman, Sachs & Co. (the “Underwriter”), B.F. and the other selling shareholders party thereto, as discussed in the Company’s prospectus supplement dated March 12, 2013, supplementing the Company’s registration statement on Form S-3 (File No. 333-187175) filed with the Securities and Exchange Commission on March 11, 2013 (collectively, the “Registration Statement”). B.F. sold the B.F. Stock to the Underwriter at a price of $26.19 per share for an aggregate price of $18,333,000 which reflects the public offering price of $27.00 per share less an underwriting discount of $0.81 per share. Prior to its sale, the B.F. Stock was reported as beneficially owned by each of Daniel R. Baty, Stanley L. Baty and Brandon D. Baty, each of whom is an affiliate of B.F.

Item 4.	Purpose of Transaction.

The reporting persons acquired the Common Stock in the transactions identified above in Item 3 in the ordinary course of investing. Except as described in this Statement, as of the date hereof, each of the reporting persons have not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

CUSIP No. 291005 10 6	Schedule 13D	Page 9 of 11 Pages

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this Amendment No. 12 (“Amendment”)

(i) Daniel R. Baty beneficially owns a total of 5,667,339 shares of Common Stock, which consists of: (i) 2,365,419 shares of Common Stock owned directly; (ii) 2,951,920 shares of Common Stock owned by B.F.; and (iii) 350,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

(ii) Stanley L. Baty beneficially owns a total of 3,069,320 shares of Common Stock, which consists of: (i) 109,900 shares of Common Stock owned directly; (ii) 2,951,920 shares of Common Stock owned by B.F.; and (iii) 7,500 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

(iii) Brandon D. Baty beneficially owns a total of 3,061,920 shares of Common Stock, which consists of: (i) 110,000 shares of Common Stock owned directly; and (ii) 2,951,920 shares of Common Stock owned by B.F.

(iv) B.F. beneficially owns 2,951,920 shares of Common Stock, which consists of shares of Common Stock owned directly, and CPG beneficially owns, as general partner of B.F., the same 2,951,920 shares of Common Stock.

(v) Based on 47,349,694 shares of Common Stock outstanding as of March 18, 2013, the percentage beneficial ownership of the reporting persons is as follows:

Daniel R. Baty	11.9%
Stanley L. Baty	6.5%
Brandon D. Baty	6.5%
B.F., Limited Partnership	6.2%
Columbia-Pacific Group, Inc.	6.2%

(b)

(i) Daniel R. Baty has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, the 2,715,419 shares of Common Stock owned directly by him or subject to options held directly by him that are exercisable within 60 days of March 18, 2013. In his capacity as sole director and shareholder of CPG, the general partner of B.F., Daniel R. Baty, together with Stanley L. Baty and Brandon D. Baty, has the shared power to vote and to direct the vote of, and the shared power to dispose of and to direct the disposition of, all 2,951,920 shares of Common Stock owned directly by B.F.

(ii) Stanley L. Baty has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, the 117,400 shares of Common Stock owned directly by him or subject to options held directly by him that are exercisable within 60 days of March 18, 2013. In his capacity as Vice President of CPG, the general partner of B.F., Stanley L. Baty, together with Daniel R. Baty and Brandon D. Baty, has the shared power to vote and to direct the vote of, and the shared power to dispose of and to direct the disposition of, all 2,951,920 shares of Common Stock owned directly by B.F.

CUSIP No. 291005 10 6	Schedule 13D	Page 10 of 11 Pages

(iii) Brandon D. Baty has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, the 110,000 shares of Common Stock owned directly by him. In his capacity as President of CPG, the general partner of B.F., Brandon D. Baty, together with Daniel R. Baty and Stanley L. Baty, has the shared power to vote and to direct the vote of, and the shared power to dispose of and to direct the disposition of, all 2,951,920 shares of Common Stock owned directly by B.F.

(c) See response at item 3(d) above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to Item 6 of Amendment 9 to this Schedule 13D filed June 22, 2007 for a description of the Amended and Restated Shareholders Agreement dated March 29, 2007, (the “Shareholders Agreement”), among Apollo Real Estate Investment Advisors III, L.P., Apollo Real Estate Investment Advisors IV, L.P. and certain of their affiliates (together the “Apollo Shareholders”), Saratoga Partners IV, L.P. and certain of its affiliates (the “Saratoga Shareholders”), and Mr. Daniel R. Baty and certain of his affiliates (the “Baty Shareholders”). The Apollo Shareholders, Saratoga Shareholders and Baty Shareholders entered into a First Amendment to the Shareholders Agreement, effective April 30, 2010, providing that shares pledged pursuant to the Shareholders Agreement will not be subject to any of the terms and conditions of the Shareholders Agreement.

Reference is made to Item 6 of Amendment 9 to this Schedule 13D filed June 22, 2007 for a description of the Registration Rights Agreement dated March 29, 2007 (the “Registration Rights Agreement”), among the Apollo Shareholders, Saratoga Shareholders and Baty Shareholders. On March 31, 2010, the Apollo Shareholders, Saratoga Shareholders and Baty Shareholders entered into an amendment to the Registration Rights Agreement (the “Registration Rights Agreement Amendment”) that extended the term for which the Company is obligated to maintain the effectiveness of a shelf registration statement covering the shares of Common Stock owned by certain Apollo Shareholders and Saratoga Shareholders. Pursuant to the Registration Rights Agreement Amendment, the Company is obligated to keep the shelf registration statement effective until the earlier of (1) April 1, 2012, (2) until all of the shares subject to the shelf registration statement have been sold, or (3) until all of the shares subject to the shelf registration statement may be sold without restriction under Rule 144 under the Securities Act of 1933.

Reference is made to Item 3(d) of this Amendment 12 to Schedule 13D for a description of the Underwriting Agreement dated March 12, 2013 to which B.F. is a party.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1: Underwriting Agreement, dated as of March 12, 2013 by and among the Company, the Underwriter, B.F. and the other selling shareholders party thereto (incorporated herein by reference to Exhibit 99.1 to the Company’s 8-K Current Report filed with the Securities and Exchange Commission on March 18, 2013 (File No. 001-14012)).

CUSIP No. 291005 10 6	Schedule 13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of March 28, 2013.

/s/ DANIEL R. BATY Daniel R. Baty

/s/ STANLEY L. BATY Stanley L. Baty

/s/ BRANDON D. BATY Brandon D. Baty

B.F., LIMITED PARTNERSHIP

By:	COLUMBIA-PACIFIC GROUP, INC., General Partner

By:	/s/ BRANDON D. BATY
Brandon D. Baty, President

COLUMBIA-PACIFIC GROUP, INC.

By:	/s/ BRANDON D. BATY
Brandon D. Baty, President